Exhibit 99.1

Company	Wolseley PLC
TIDM	WOS
Headline	Acquisition
Released	07:43 01-Nov-05
Number	4301T

RNS Number:4301T
Wolseley PLC
01 November 2005

NEWS RELEASE
1 November 2005

Wolseley announces the acquisition of William Wilson, a leading UK distributor of plumbing, heating and electrical supplies, for £81 million

Wolseley plc, the world's largest specialist trade distributor of plumbing and heating products to professional contractors and a leading supplier of building materials, announced today that it has acquired William Wilson Holdings Ltd ("William Wilson"), a leading distributor of plumbing, heating and electrical supplies in the UK. The acquisition provides Wolseley UK with a substantial entry point into the electrical market.

Since the beginning of the financial year on 1 August 2005, a total of 11 distribution businesses in Europe and North America have been acquired for an aggregate consideration of approximately £317 million in cash. These 11 acquisitions are expected to add approximately £462 million to group turnover in a full year. Goodwill related to these acquisitions is estimated to be around £220 million.

Wolseley UK acquired William Wilson on 31 October 2005 from 3i and a large number of individuals and trusts. The acquisition is in line with Wolseley's strategy of expanding its European distribution operations into related construction materials. The cash consideration of £81 million will be financed from Wolseley's existing resources.

The William Wilson business

The company has approximately 600 employees and operates from a network of 45 trading locations in Scotland and the North of England. It is organised into two specialist divisions. The Plumbing and Heating Division, which accounted for 60% of turnover for the year ended 31 March 2005, has 20 locations and includes Scotland's largest bathroom showroom network with a total of ten outlets. The Electrical Wholesale Division has a network of 25 locations and accounted for 40% of the turnover for the same period.

Many of William Wilson's suppliers in its Plumbing and Heating Division are common to Wolseley UK's supplier base and this is expected to create opportunities for purchasing synergies. It is also expected that supply chain efficiencies will be created by utilising existing distribution centres.

The Electrical Wholesale Division will be expanded by an aggressive programme of branch openings which should provide additional scale benefits.

The operational management of William Wilson will remain with the business and join the Wolseley group reporting to Adrian Barden, Managing Director, Wolseley UK.

Financial effects of acquisition

For the year ended 31 March 2005, William Wilson reported sales of £104.7 million and a normalised profit before interest and goodwill of £4.0 million. Gross assets at that date were £42.0 million. The business has achieved substantial growth in its current financial year to date. The acquisition is expected to be earnings enhancing from the outset. The return on gross capital employed is expected to achieve Wolseley's normal acquisition return target for a strategic acquisition.

Charlie Banks, Group Chief Executive of Wolseley said:

"We are delighted to announce this acquisition which further strengthens our presence in the UK market. As well as significantly expanding our operations in the North of England and Scotland, the acquisition of William Wilson enables us to develop our presence in these regions and to expand the range of construction products we distribute to now include electrical supplies. We remain committed to growing the business at double-digit rates through a combination of organic and acquisition growth."

The divisional split of the total acquisition spend since 1 August 2005 is:

Division	No. of Acquisitions	Spend £ million

European Distribution	4	242
North American Plumbing & Heating	7	75
Distribution
US Building Materials Distribution	—	—
TOTAL	11	317

ENQUIRIES:

Investors/Analysts:
Guy Stainer	0118 929 8744
Head of Investor Relations	07739 778 187

Press:
Penny Studholme	0118 929 8886
Director of Corporate Communications

Brunswick	020 7404 5959
Andrew Fenwick
Deborah Fairbrass

Certain statements included in this announcement may be forward-looking and may involve risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations including, without limitation, discussions of the Company's business and financial plans, expected future revenues and expenditures, investments and disposals, risks associated with changes in economic conditions, the strength of the plumbing and heating and building materials market in North America and Europe, fluctuations in product prices and changes in exchange and interest rates. All forward-looking statements in this respect are based upon information known to the Company on the date of this announcement. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. It is not reasonably possible to itemise all of the many factors and events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of the Company.

Notes to Editors

Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2005 were approximately £11.3 billion and operating profit, before goodwill, was £721 million. Wolseley has around 60,000 employees operating in 14 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Belgium, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE: WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

– ENDS –

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